Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Six Months Ended June 30,
Millions of Dollars, Except for Ratios	2008	2007
Fixed charges:
Interest expense, including amortization of debt discount	$ 254	$ 233
Portion of rentals representing an interest factor	114	120
Total fixed charges	$ 368	$ 353
Earnings available for fixed charges:
Net income	$ 974	$ 832
Equity earnings net of distribution	(26)	(31)
Income taxes	535	492
Fixed charges	368	353
Earnings available for fixed charges	$1,851	$1,646
Ratio of earnings to fixed charges	5.0	4.7